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FEB 29 2016

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SEC 16003963

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galway Capital, L.P.

OFFICIAL USE ONLY
43888
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3009 Post Oak Blvd, Suite 950
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hal Miller 713-952-0186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

4828 Loop Central Drive Suite 1000 (Address) Houston (City) TX (State) 77081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold J. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galway Capital, L.P., as of February 26, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MOLLY ELIZABETH PLANT
Notary Public, State of Texas
Comm. Expires 01-20-2020
Notary ID 130503338

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALWAY CAPITAL, L.P.

(A Texas Limited Partnership)

Report of Independent Registered Public Accounting
Firm,
Financial Statements and Supplementary
Information Required by SEC Rule 17a-5

Year Ended December 31, 2015

GALWAY CAPITAL, L.P.

Table of Contents
December 31, 2015

MJ McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Galway Capital, L.P.

We have audited the accompanying statement of financial condition of Galway Capital, L.P. (the Partnership) as of December 31, 2015, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Net Capital Computation as Required by Rule 15c3-1 of the Securities and Exchange Commission contained in Schedule I (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Information is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information in Schedule I. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McConnell & Jones LLP

Houston, Texas
February 25, 2016

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601
WWW.MCCONNELLJONES.COM

GALWAY CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash	$	90,453
Accounts receivable		3,296
Prepaid expenses		641
TOTAL ASSETS	$	94,390
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable	$	4,150
TOTAL LIABILITES	$	4,150
PARTNERS CAPITAL		
Partners' capital	$	90,240
TOTAL PARTNERS' CAPITAL	$	90,240
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	94,390

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

REVENUES		
Consulting fees	$	257,800
TOTAL REVENUES		257,800
EXPENSES		
Contract labor		154,043
Business development		87
Occupancy and equipment expenses		16,249
Technology, data, and communication cost		1,984
FINRA compliance fees		1,800
Professional fees		16,131
License fees		2,839
Other expenses		2,068
TOTAL EXPENSES		195,201
NET INCOME	$	62,599

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2015

	General Partner	Limited Partner	
	HJ Miller Company, Inc	Galway Group, LLC	Total
Balance at January 1, 2015	$ (573)	$ 28,214	$ 27,641
Net Income	626	61,973	62,599
Balance at December 31, 2015	$ 53	$ 90,187	$ 90,240

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	62,599
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		1,259
Accounts receivable		(2,078)
Accounts payable		(914)
Net cash provided by operating activities		60,866
Net increase in cash		60,866
Cash – beginning of year		29,587
Cash – end of year	$	90,453

See accompanying notes to financial statements.

NOTE 1 Organization and Operations

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the Partnership) was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P. In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non broker-dealer services) that had been previously provided by Galway Capital, L.P. The Partnership Agreement provides that the Partnership is to terminate on December 31, 2029 unless terminated earlier in accordance with the terms of the Partnership Agreement.

HJ Miller Company, Inc, is the general partner with a 1% of ownership interest in the Partnership. Galway Group, L.P. (the Group) is the sole limited partner with a 99% ownership interest in the partnership.

All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

The Limited Partner Galway Group, L.P on August 1, 2014 had a change in business name to Galway Group, LLC.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprising primarily of transaction services. The Partnership does not underwrite securities or participate in the brokerage of publicly traded securities.

In 2015, the Partnership generated net income of $62,599 and had cash of $90,453 in its bank account. If necessary, the Galway Group, LLC will provide financial support to the Partnership sufficient to satisfy its obligations as they become due until at least January 1, 2017.

NOTE 2 Significant Accounting Policies

Basis of Accounting

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable

For private placements monthly retainers are recorded in revenue when billed and credited to any subsequent placement fee. The placement fee is based on a percentage of funds raised and is recognized as revenue when the funding deals are signed. Revenues for mergers and acquisitions are based on success fees are recognized upon consummation of a transaction. Past due accounts receivable are reviewed monthly for collectability and amount deemed uncollectable are written off to bad debt expense.

Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners. The Partnership is subject to Texas Franchise Tax and accrues 1% of the gross margin. The Partnership did not incur the Texas Franchise Tax since the gross receipts were less than $1 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the

disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Partnership's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Partnership must also maintain minimum net capital, subject to the requirements of a broker-dealer. As of December 31, 2015, the Partnership's net capital, as defined, of $86,303 exceeded the required minimum by $81,303.

NOTE 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2015. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2015.

NOTE 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Partnership operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Partnership does not hold customer funds or securities.

NOTE 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Partnership did not generate revenue over $500,000 during 2015.

NOTE 7 Related Party Transactions

On April 1, 2013, the Partnership entered into an office and administrative agreement with the Group for certain administrative functions, use of office facilities, equipment and other indirect expenses of operation. On February 1, 2015 the office and administrative agreement was amended and restated. During 2015, the Partnership paid $16,000 of administrative service fees to Galway Group, LLC.

During 2015, the Partnership did not require Galway Energy Advisor, LLC (the Advisor) for any financial advisory and consultancy services to its clients. The President of the Advisor is the Partnership's general partner.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

SCHEDULE I
NET CAPITAL COMPUTATION AS REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION FOR
GALWAY CAPITAL, L.P.

As of December 31, 2015

COMPUTATION OF NET CAPITAL			
Total assets		$	94,390
Less - total liabilities			4,150
Net worth			90,240
Deductions from and/or charges to net worth			
Total non-allowable assets	3,937		
Other deductions or charges	-		
Total deductions from net worth			-
Net capital before haircuts on securities positions			86,303
Haircuts on securities			
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital		$	86,303

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	277		
Minimum Dollar Requirement	$	5,000	$	5,000
Net capital				86,303
Excess Net Capital			$	81,303
Aggregate Indebtedness			$	4,150
Excess net capital at 1,000% (Net capital, less greater of 10% aggregate indebtedness or 120% minimum dollar requirement)			$	80,303
Ratio of aggregate indebtedness to net capital				4.81%
Ratio of subordinated indebtedness to debt/equity total				N/A

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

Report of Independent Registered Public Accounting Firm on Exemption Report

MJ McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Partners of
Galway Capital, L.P.

We have reviewed management's statements, included in the accompanying Galway Capital, L.P. Exemption Letter for the year ended December 31, 2015, in which (1) Galway Capital, L.P. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Galway Capital, L.P. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Galway Capital, L.P. stated that Galway Capital, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Galway Capital, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galway Capital, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McConnell & Jones LLP

Houston, Texas
February 25, 2016

3828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Harold Miller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Date February 9, 2016

X [signature]

Harold J. Miller
Managing Director